UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Nicholas J. Virca

President

324 South Hyde Park Avenue, Suite 350

Tampa, FL 33606

(813) 864-2559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP	42278K 102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 01-0757659 HedgePath, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 89,877,638 (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 89,877,638 (1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 89,877,638 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.71% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Consists of 79,627,069 shares of common stock, par value $0.0001 per share (the “Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”), and a warrant to purchase 10,250,569 shares of Common Stock.
(2)	Based on 353,447,172shares of Common Stock outstanding.

CUSIP	42278K 102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): James A. McNulty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 90,500,638 (1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 90,500,638 (1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 90,500,638 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.87% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of 79,627,069 shares of Common Stock and a warrant to purchase 10,250,569 shares of Common Stock owned directly by HedgePath, LLC (“HedgePath”) and 473,000 shares of Common Stock and an option to purchase 150,000 shares of Common Stock owned by James A. McNulty.
(2)	James A. McNulty is the manager of HedgePath, with sole voting and dispositive powers over the subject securities. Mr. McNulty disclaims beneficial ownership of the reported securities held by HedgePath in which he does not have a pecuniary interest, excluding for his 0.5% ownership in HedgePath, and this disclosure shall not be deemed an admission that Mr. McNulty is the beneficial owner of such securities for purposes of Section 16.
(3)	Based on 353,447,172shares of Common Stock outstanding.

This Amendment No. 2 to Schedule 13D amends that certain Schedule 13D filed on August 23, 2013 by HedgePath, Black Robe Capital, LLC (“Black Robe”) and Dr. Francis E O’Donnell, Jr., as amended on July 11, 2014 (the “Schedule 13D”). In the subsequent period since the filing of Amendment No. 1 to Schedule 13D, various transactions and changes have occurred which are being reported in this Amendment No. 2 including:

•	On September 10, 2015, HedgePath transferred 20,000,000 shares of common stock in a private transaction to a third party in satisfaction of $1,577,797.54 in outstanding debt;

•	On June 15, 2016, HedgePath transferred 2,560,000 shares of common stock in a private transaction to a third party in satisfaction of $192,000 in outstanding debt;

•	On November 22, 2016, the members of HedgePath appointed Mr. McNulty as co-manager of HedgePath along with Black Robe;

•	Effective December 5, 2016, Black Robe resigned from its position as co-manager of HedgePath, leaving Mr. McNulty as the sole manager of HedgePath; and

•	On June 30, 2017, HedgePath sold 2,500,000 shares of restricted common stock in a private transaction to an unaffiliated third party for a total purchase price of $500,000.

Item 2 of the Schedule 13D is hereby amended and restated to the extent hereinafter expressly set forth. Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Item 7 is amended to include a joint filing agreement between the Issuer and Mr. McNulty (the “Joint Filing Agreement”). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

HedgePath, LLC (“HedgePath”) is a Florida limited liability company and its principal offices are located at 324 S. Hyde Park Ave., Suite 350, Tampa, Florida 33606. The principal business of HedgePath is investments in healthcare technology. James A. McNulty is presently the sole manager of HedgePath and current information on its identity and background is set forth below in this Item 2.

James A. McNulty (“Mr. McNulty” and together with HedgePath, the “Reporting Persons”) is a United States citizen. His address is c/o HedgePath, LLC, 324 S. Hyde Park Ave., Suite 350, Tampa, Florida 33606. Mr. McNulty is the corporate secretary and Chief Compliance Officer of the Issuer.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended to add the following disclosure in new paragraphs following the last sentence in Item 3 of Schedule 13D:

On September 10, 2015, HedgePath transferred 20,000,000 shares of Common Stock in a private transaction to a third party in satisfaction of $1,577,797.54 in then outstanding debt.

On June 15, 2016, HedgePath transferred 2,560,000 shares of Common Stock in a private transaction to a third party in satisfaction of $192,000 in then outstanding debt.

On June 30, 2017, HedgePath sold 2,500,000 shares of registered Common Stock in a private transaction to an unaffiliated third party for a total purchase price of $500,000.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is amended to add the following disclosure in a new paragraph following the last sentence of paragraph four of Item 4:

The information set forth in Item 3 of Amendment No. 2 to Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of the Schedule 13D and this Amendment No. 2 to Schedule 13D are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of July 27, 2017

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2017

HEDGEPATH, LLC

By:	/s/ James A. McNulty
Name: James A. McNulty
Title: Manager

/s/ James A. McNulty
James A. McNulty

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of July 27, 2017